June 9, 2025

James Cassel
Chief Executive Officer
Indigo Acquisition Corp.
801 Brickell Avenue
Suite 1900
Miami, FL 33131

       Re: Indigo Acquisition Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 21, 2025
           CIK No.: 0002063816
Dear James Cassel:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 12, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1. We acknowledge your revised disclosures in response to prior comment 1. Please also revise to add disclosure, here and elsewhere as appropriate, regarding compensation to be paid to the qualified independent underwriter.
2. We note your revised disclosures and response to prior comment 2. Please explain why you do not believe there would be any resulting dilution to shareholders if you increase the size of the offering and use mechanisms to ensure that the founder shares
 June 9, 2025
Page 2


       and EBC founder shares remains at 20% of your issued and outstanding ordinary shares, as you appear to be describing an anti-dilution mechanism. Refer to Items
       1602(a)(3) and 1602(b)(6) of Regulation S-K.
3. We note your revised disclosures in response to prior comment 3. Please revise to further clarify if you are only referring to potential modifications of processes regarding redemptions, or if you are also referring to potential modification of the substance of your obligation to redeem shares, and if the latter, also revise to provide additional detail regarding such potential modifications.
Summary
Our Sponsor, page 5

4. We note your disclosure in response to prior comment 5 that your sponsor will not undertake any material roles or responsibilities in directing and managing your activities. Please reconcile this disclosure with your statements that the sponsor was formed to be your sponsor and is focused on investing in the company. Furthermore, please describe the material roles and responsibilities of your affiliates and promoters.
       Refer to Item 1603(a)(4) of Regulation S-K.
5. We note your response to prior comment 6. Please revise your disclosure to identify the several passive, non-managing individuals and entities holding membership interests in the sponsor, if material. Refer to Item 1603(a)(7) of Regulation S-K.
6. We note your disclosure in response to prior comment 8 and we re-issue the comment in part. Please revise your table on page 7 to identify each natural person and entity subject to each agreement, arrangement, or understanding. Refer to Item 1603(a)(9) of
       Regulation S-K.
Risk Factors
Risks Related to Our Management
Our sponsor has the ability to remove itself as our sponsor or to substantially reduce its interests in us before identifying . . ., page 50

7. We acknowledge your response to prior comment 12. Please revise your disclosure to also address the difficulty that a replacement sponsor may have in finding a business combination target.
Exhibits

8. We note your response to prior comment 20 and your reference to the form of promissory note. We also note that most of the exhibits submitted with this draft registration statement are a form of the agreement. Please ensure that you file the final, executed versions of your agreements.
       Please contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.
 June 9, 2025
Page 3



                           Sincerely,

                           Division of Corporation Finance
                           Office of Real Estate & Construction
cc:   Jeffrey M. Gallant